SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

WENDY’S/ARBY’S GROUP, INC.
(Name of Subject Company)
WENDY’S/ARBY’S GROUP, INC.
(Name of Person Filing Statement)
CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)
950587105
(CUSIP Number of Class of Securities)

Roland C. Smith

President and Chief Executive Officer

Wendy’s/Arby’s Group, Inc.

1155 Perimeter Center West

Atlanta, GA 30338

(678) 514-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Nils H. Okeson Senior Vice President, General Counsel and Secretary Wendy’s/Arby’s Group, Inc. 1155 Perimeter Center West Atlanta, GA 30338 (678) 514-4100	Julie M. Allen, Esq. Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299 (212) 969-3000

☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Wendy’s/Arby’s Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 7, 2008, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on November 20, 2008, relating to the tender offer commenced by Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Master Fund”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), and Trian Partners Parallel Fund II, L.P., a Delaware limited partnership (“Parallel Fund II” and collectively with Trian Onshore, Trian Master Fund and Parallel Fund I, “Purchaser”), to acquire up to a total of 40,000,000 Shares in exchange for $4.15 net per Share in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated November 6, 2008 and in the related Letter of Transmittal contained in the Schedule TO filed by Purchaser with the SEC on November 6, 2008. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The first sentence of the last paragraph under Item 4(b) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

The foregoing discussion of the information and factors considered by the Audit Committee in connection with its recommendation to the Board addresses the material information and factors considered by the Audit Committee in its consideration of the Offer and such factors constitute the reasons for the Board’s decision to remain neutral with respect to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WENDY’S/ARBY’S GROUP, INC.

By:	/s/ Nils H. Okeson
Nils H. Okeson Senior Vice President and General Counsel

Dated: November 26, 2008